Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports Fiscal Year 2016 Financial Results; Provides Fiscal Year 2017 Revenue and Net Income Guidance

XI’AN, China, Jan 18, 2017 /PRNewswire-FirstCall/ -- Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced financial results for its fiscal year ended September 30, 2016. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fiscal Year 2016 Financial Highlights

●	Revenues decreased by 86.5% to approximately $1.2 million from approximately $8.8 million in the prior year period.

●	Gross profit decreased by 93.6% to approximately $0.2 million from approximately $3.2 million in the prior year period.

●	Gross margin decreased to 17.1% from 36.3% in the prior year period.

●	Net loss of approximately $0.2 million as compared to net income of approximately $1 million in the prior year period.

●	Basic and diluted loss per share were $0.11 as compared to earnings per share of $0.73 in the prior year period with weighted average shares outstanding of 1,405,000 in both periods.

“We had a tough fiscal year. While the business conditions deteriorated rapidly, we faced strong competition in both our business segments. Since the Jingbian Integration Project was completed, we have not signed any large contracts which led our revenue significantly dropped in this fiscal year,” said Mr. Peng Zhang, Chief Executive Officer. “In addition, a growing number of small service providers compete very aggressively on price which negatively affected our ability to win new contracts. While we believe that this situation may be temporary, it is difficult to predict how long it will take for the market to return to a better price level. In the meantime, we have taken a number of measures to improve our performance and strengthen our business model to achieve sustainable growth.”

Fiscal Year 2016 Financial Performance

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. Due to the conditions described by our CEO above, our revenue decreased by 86.5% to approximately $1.2 million in the year ended September 30, 2016 from approximately $8.8 million in the year ended September 30, 2015.

Our revenue from software solution sales decreased by 54.4% to approximately $0.06 million in the year ended September 30, 2016 from approximately $0.14 million in the year ended September 30, 2015. As a percentage of total revenue, software solution sales increased from 1.5% to 5.2%.

Our revenue from wireless system solution sales decreased by 87.0% to approximately $1.1 million in the year ended September 30, 2016 from approximately $8.7 million in the year ended September 30, 2015. As a percentage of total revenue, wireless system solution revenue decreased from 98.5% to 94.8% of our total revenue.

Cost of Sales

Our cost of sales decreased by 82.4% to approximately $1 million in the year ended September 30, 2016 from approximately $5.6 million in the year ended September 30, 2015. As a percentage of our total revenues, our cost of sales increased to 82.9% of revenues in the year ended September 30, 2016 from 63.7% of our total revenues in the year ended September 30, 2015. The decrease in cost of sales was primarily attributable to the decrease in revenue from both software business and wireless system solutions business.

Cost of sales for software solution decreased by 34.4% to approximately $0.04 million in the year ended September 30, 2016 from approximately $0.06 million in the year ended September 30, 2015, representing 4.0% and 1.1% of our total cost of sales and 64.5% and 44.9% of our software revenue in the fiscal years ended September 30, 2016 and 2015, respectively. Cost of sales for wireless system solutions decreased by 82.9% to approximately $0.9 million in the year ended September 30, 2016 from approximately $5.6 million in the year ended September 30, 2015, representing 96.0% and 98.9% of total cost of sales and 83.9% and 64.0% of wireless system solution revenues in the fiscal years ended September 2016 and 2015, respectively.

Gross Profit and Gross Margin

Our total gross profit decreased by 93.6% to approximately $0.2 million in the year ended September 30, 2016 from approximately $3.2 million in the year ended September 30, 2015. Our total gross margin was 17.1% and 36.3% in the years ended September 30, 2016 and 2015 of total revenue, respectively. This decrease of gross margin was primarily due to national slow-down economy, which resulted in the overall decrease in industry profit margin.

Our gross profit for software solution sales decreased by 70.7% to approximately $22,000 in the year ended September 30, 2016 from approximately $75,000 in the year ended September 30, 2015. Our gross margin for software solutions sales decreased to 35.5% in the year ended September 30, 2016 from 55.1% in the year ended September 30, 2015. Our gross profit for wireless system solution sales decreased by 94.2% to approximately $0.2 million in the year ended September 30, 2016 from approximately $3.1 million in the year ended September 30, 2015. Our gross margin for wireless system solution sales decreased to 16.1% in the year ended September 30, 2016 from 36.0% in the year ended September 30, 2015, which is partially attributable to the lower margin of some of the wireless projects.

Loss from Operations

We incurred a loss of $1.9 million in the year ended September 30, 2016, a 219.7% increase in such a loss from approximately loss of $0.6 million in the year ended September 30, 2015. The increase in loss from operations was mainly due to significantly lower revenues from software solutions and wireless system solutions business.

Net Income (Loss)

We incurred a net loss of $0.2 million in the year ended September 30, 2016 as compared to net income of approximately $1 million in the year ended September 30, 2015. Basic and diluted loss per share was $0.11 in the year ended September 30, 2016, compared to income per share $0.73 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2016 and 2015, respectively.

Liquidity and Capital Resources

As of September 30, 2016, we had a working capital of approximately $2.7 million, including cash of approximately $1.2 million.Net cash used in operating activities was approximately $0.8 million for the year ended September 30, 2016 as compared to $2.3 million net cash provided by operating activities the year ended September 30, 2015. Net cash used in investing activities for the year ended September 30, 2016 was approximately $22,000 as compared to net cash provided by investing activities of approximately $1,000 for the year ended September 30, 2015. Net cash used in financing activities during the fiscal year of 2016 was approximately $0.7 million as compared to $3.7 million for the fiscal year of 2015.

Financial Outlook

For the fiscal year ending September 30, 2017, management expects revenues of $5 million to $8 million and net income of $0 to $0.5 million.

Conference Call

The Company will host a conference call to discuss its fiscal year 2016 financial results at 6:00 a.m. ET on Wednesday, January 18, 2017. Mr. Peng Zhang, Chief Executive Officer, Ms. Li Wu, Chief Financial Officer and Mr. Fang Wang, Assistant to the Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free:	877-407-9205
International:	201-689-8054
Conference	ID #: 13653416

A replay of the call will be available until 11:59 PM ET on Jan. 20, 2017.

To access the replay, please dial any of the following numbers:

USA Toll Free:	877-481-4010
International:	919-882-2331

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) is a China-based developer and provider of mobile enterprise solutions. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http://en.kingtoneinfo.com/. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2015 to be filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Fang Wang
Tel:  +86-29-8826-6383
Email: wangfang@kingtoneinfo.com

3